Exhibit 99.1

GAZIT-GLOBE LTD.

10 Nissim Aloni St., Tel-Aviv 6291924, Israel

Special Notice to Shareholders who hold our Ordinary Shares
through members of the the New York Stock Exchange and the Toronto Stock Exchange

May 7, 2018

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 31, 2018

Gazit-Globe Ltd. Shareholders:

We cordially invite you to attend a Special General Meeting of Shareholders, or the “Meeting”, of Gazit-Globe Ltd. (which we refer to as “Gazit” or the “Company”), to be held at 3:00 p.m. (Israel time) on Thursday, May 31, 2018, at our offices at 10 Nissim Aloni Street, Tel-Aviv 6291924, Israel, for the following purposes:

1.	Approval of the compensation terms of Mr. Chaim Katzman, the Company’s controlling shareholder, as the Company’s Chief Executive Officer;

2.	Approval of the compensation terms of Mr. Ehud Arnon, the Company’s new Chairman of the Board;

3.	(a) Approval of the Company’s providing an exculpation letter to the Company’s Chief Executive Officer and Vice Chairman of the Board, Mr. Chaim Katzman; and

3.	(b) Approval of the Company’s providing an exculpation letter to the Company’s director, Mr. Dor J. Segal.

Each of the foregoing proposals is consistent with, and is being proposed pursuant to, the Company’s compensation policy.

The Board recommends that you vote in favor of each of the above proposals, which are described in the attached proxy statement and the exhibit thereto.

A copy of an English translation of the Company’s immediate report describing the proposals to be considered at the Meeting and certain related information, as filed in Israel, is attached as Exhibit A to the attached proxy statement. That translated report provides detailed information regarding the proposals and the background with respect thereto.

Shareholders who hold our ordinary shares, par value NIS 1.0 per share (referred to as “Ordinary Shares”) through members of the New York Stock Exchange and the Toronto Stock Exchange should note that Sections 11.1 through 11.5, and Section 11.7, of Exhibit A to the Proxy Statement are not applicable to them.

Shareholders of record at the close of business on May 3, 2018 are entitled to vote at the Meeting. You can vote either by mailing (or otherwise sending) in your proxy or by attending the Meeting in person. If voting by mail via the enclosed envelope, the proxy must be received by our transfer agent by 11:59 p.m. (Eastern time) on May 30, 2018 to be validly included in the tally of Ordinary Shares voted at the Meeting. If mailing, emailing or otherwise delivering your proxy to our registered offices in Israel (in accordance with the instructions provided in the attached proxy statement), your proxy must be received by 11:00 a.m. (Israel time) on the date of the Meeting (May 31, 2018) to be validly included in the tally of Ordinary Shares voted at the Meeting. If you send in your proxy and also attend the Meeting and vote in person, your proxy will not be counted towards the vote tallies for the Meeting. Detailed proxy voting instructions are provided both in the attached proxy statement and on the enclosed proxy card.

By Order of the Board of Directors,

Adi Jemini
Executive Vice President and Chief Financial Officer

GAZIT-GLOBE LTD.

10 Nissim Aloni St., Tel-Aviv, Israel

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors, or the “Board”, of Gazit-Globe Ltd. (referred to as “Gazit” or the “Company”) to be voted at an upcoming Special General Meeting of Shareholders of the Company (referred to as the “Meeting”) and at any adjournment thereof. As described in the accompanying Notice of Special General Meeting of Shareholders, the Meeting will be held at 3:00 p.m. (Israel time) on Thursday, May 31, 2018 at our offices at 10 Nissim Aloni St., Tel-Aviv, 6291924, Israel.

This Proxy Statement, the attached Notice of Special General Meeting of Shareholders, and the enclosed Proxy Card, are being mailed to shareholders on or about May 10, 2018.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES AND CANADA

The Company is a company existing under the laws of the State of Israel. The solicitation of proxies pursuant to this Proxy Statement relates to securities of an Israeli issuer and is being effected in accordance with Israeli corporate laws and the regulations promulgated thereunder. The proxy solicitation rules under the Securities Exchange Act of 1934, as amended (referred to as the “Exchange Act”) and under Canadian securities laws are not applicable to the Company or this solicitation, and, accordingly, this solicitation is not being effected in accordance with such rules. Shareholders should be aware that disclosure requirements under Israeli law may differ from such requirements under U.S. securities laws or Canadian securities laws, as applicable. Shareholders should also be aware that requirements under Israeli law as they relate to Israeli companies may differ from requirements under U.S. and Canadian corporate and securities laws as they apply to U.S. or Canadian companies, respectively.

SPECIAL GENERAL MEETING OF SHAREHOLDERS

Date, Time and Place of Meeting

The Meeting will be held at 3:00 p.m. (Israel time) on Thursday, May 31, 2018, at our offices at 10 Nissim Aloni Street, Tel-Aviv, 6291924, Israel.

Purpose of the Meeting

At the Meeting, shareholders will be asked to consider and vote upon each of the following proposals:

1.	Approval of the compensation terms of Mr. Chaim Katzman, the Company’s controlling shareholder, as the Company’s Chief Executive Officer;

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2.	Approval of the compensation terms of Mr. Ehud Arnon, the Company’s new Chairman of the Board;

3.	(a) Approval of the Company’s providing an exculpation letter to the Company’s Chief Executive Officer and Vice Chairman of the Board, Mr. Chaim Katzman; and

3.	(b) Approval of the Company’s providing an exculpation letter to the Company’s director, Mr. Dor J. Segal.

Each of the foregoing proposals is consistent with, and is being proposed pursuant to, the Company’s compensation policy.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendation

Our Board recommends that you vote “FOR” each of the above proposals.

Who Can Vote

You are entitled to vote at the Meeting if you were a holder of record of our ordinary shares, par value NIS 1.0 per share (referred to as “Ordinary Shares”), at the close of business on Thursday, May 3, 2018. You are also entitled to vote at the Meeting if you held Ordinary Shares through a bank, broker, or other nominee that is one of our shareholders of record at the close of business on May 3, 2018, or which appear in the participant listing of a securities depository on that date.

Quorum

As of April 10 2018, we had 193,494,757 Ordinary Shares issued and outstanding (which excludes treasury shares). Each Ordinary Share outstanding as of the close of business on the record date—May 3, 2018— is entitled to one vote upon each of the proposals to be presented at the Meeting. Under our Articles of Association (as amended), the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least thirty-five percent (35%) of our voting power. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place). At the adjourned meeting, if a quorum is not present within half an hour from the time scheduled therefor, the presence of any two shareholders in person or by proxy holding shares representing at least thirty percent (30%) of our voting power will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Meeting, but does not vote on the proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. It is important for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count towards the vote on the proposal.

Vote Required for Approval of the Proposals

The affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each of the proposals. Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote, and will furthermore not be treated as a vote “FOR” or a vote “AGAINST” any proposal. Abstentions are also not treated as a vote “FOR” or a vote “AGAINST” any proposal.

The approval of each of Proposals 1 and 3(a) furthermore requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

●	approval by a majority of the Ordinary Shares voted at the Meeting (excluding abstentions) that are held by shareholders who do not have a conflict of interest (referred to under the Israeli Companies Law, 5759-1999 (the “Companies Law”) as a “personal interest”) in the approval of the proposal; or

●	the total number of Ordinary Shares held by non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

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A “personal interest” of a shareholder under the Companies Law (x) includes an interest of any members of the shareholder’s immediate family (or spouses thereof) or an interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (y) excludes an interest arising solely from the ownership of Ordinary Shares of the Company. In determining whether a vote cast by proxy is disinterested, the “personal interest” of the proxy holder is also considered and will cause that vote to be excluded from the disinterested vote, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon.

Shareholders that have a conflict of interest are qualified to participate in the vote on Proposals 1 and 3(a); however, the vote of such shareholders will not be counted towards the majority requirement described in the first bullet point above and will not count towards the 2% threshold described in the second bullet point above.

A shareholder must inform our Company before the vote (or if voting by proxy, indicate on the proxy card) whether or not such shareholder has a conflict of interest in the approval of each of Proposals 1 and 3(a), and failure to do so disqualifies the shareholder from participating in the vote on those proposals. In order to confirm that you lack a conflict of interest in the approval of Proposals 1 and 3(a), and in order to therefore be counted towards the special majority required for the approval of those proposals, you must check the box for Items 1A and 3(a)A on the accompanying proxy card when you record your vote on Proposals 1 and 3(a), respectively.

If you believe that you, or a related party of yours, has such a conflict of interest and you wish to participate in the vote for or against the approval of Proposals 1 or 3(a) (as applicable), you should not check the box under Items 1 or 3(a)A (as applicable) on the enclosed proxy card and you should not vote on the applicable proposal via the proxy card. Instead, you should contact our Legal Counsel and Company Secretary, Revital Kahlon, at +972-3-694-8000 or RKahlon@gazitgroup.com, who will provide you with a separate proxy card that is designed for you so that you can submit your vote on the applicable proposal. In that case, your vote will be counted towards the ordinary majority required for the approval of the applicable proposal, but will not be counted towards the special majority required for approval of that proposal. If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you are a controlling shareholder or have a conflict of interest, you may also contact the representative managing your account, who can then contact our Legal Counsel and Company Secretary on your behalf.

Based on the information available to us, we believe that Chaim Katzman, our CEO, Vice Chairman of the Board and controlling shareholder (whose compensation terms are the subject matter of Proposal 1 and who is the beneficiary of the exculpation undertaking to be granted under Proposal 3(a)) possesses conflicts of interest concerning the approval of Proposals 1 and 3(a), respectively. His vote will therefore be excluded for purposes of the special majority requirements for those respective proposals.

Proxy Procedure

Only holders of record of Ordinary Shares as of the close of business on May 3, 2018 are entitled to vote in person or by proxy at the Meeting.

●	Voting in Person. If your Ordinary Shares are registered directly in your name with the Company’s transfer agent (that is, you are a “registered shareholder”), you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (that is, your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so, and you must also present a bank, brokerage or other statement as proof of ownership of your Ordinary Shares as of the record date for the Meeting, and you must confirm that you have not also voted your shares in an alternate manner (without cancelling your vote) prior to the Meeting.

●	Voting by Mail. You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope. For Ordinary Shares held in street name, please also follow any additional voting instructions provided by your broker, bank trustee or nominee. The proxy must be received by the Company’s transfer agent by 11:59 p.m. (Eastern time) on May 30, 2018 to be validly included in the tally of Ordinary Shares voted at the Meeting. An earlier deadline may apply to receipt of your proxy card if your Ordinary Shares are held in street name, as may be indicated in the instructions provided to you by your broker, bank, trustee or nominee.

●	Voting via Electronic Delivery. If you do not receive, or if you misplace, the proxy materials and you wish to submit your vote on the proposals for the Meeting, you may print out a proxy card from the Company’s or the SEC’s website (as referenced under “Additional Information” below) and complete and sign it and send it via email to our Legal Counsel and Company Secretary, Revital Kahlon, at RKahlon@gazitgroup.com. If you hold your Ordinary Shares in street name and wish to vote in this manner, you must also obtain and send to Ms. Kahlon (i) a “legal proxy” from your broker, bank, trustee or nominee authorizing you to vote your shares, as well as (ii) a statement from your bank, broker or other nominee that shows you owned your Ordinary Shares as of the record date for the Meeting. If you wish to vote in this manner, the foregoing materials must be received by our Legal Counsel and Company Secretary at least four hours in advance of the Meeting (that is, by 11:00 a.m., Israel time, on May 31, 2018) to be validly included in the tally of Ordinary Shares voted at the Meeting. When sending the foregoing materials via email, you must also confirm that you have not voted in any other manner (unless you have cancelled your other vote).

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Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by (i) delivering a written notice of revocation to the Company’s Legal Counsel and Company Secretary, at the address of the Company set forth herein, (ii) granting a new proxy bearing a later date, or (iii) attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting a new proxy card to your broker, bank, trustee or nominee, or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your Ordinary Shares, by attending the Meeting and voting in person (and confirming to us whether you had voted your shares previously and had not yet canceled that vote).

Background Information Concerning the Proposals

A copy of an English translation of the Company’s immediate report filed in Israel, which provides important background information concerning the proposals to be considered at the Meeting, is attached hereto as Exhibit A. That document also provides other relevant information concerning the Meeting and the required vote for approval of the proposals at the Meeting. Shareholders who hold our Ordinary Shares through members of the New York Stock Exchange and the Toronto Stock Exchange should note that Sections 11.1 through 11.5, and Section 11.7, of Exhibit A to this proxy statement are not applicable to them.

Security Ownership of Certain Beneficial Owners and Management

For information concerning the beneficial ownership of our outstanding Ordinary Shares as of April 10, 2018 by each person or entity known by us to beneficially own 5% or more of our outstanding Ordinary Shares and by each of our directors and executive officers individually, please see the information contained in Items 6.E and 7.A of our Annual Report on Form 20-F for the year ended December 31, 2017, which we filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2018.

The above-referenced beneficial ownership information does not include one subsequent change to beneficial ownership of which we aware, as Menora Mivtachim Holdings Ltd. (together with its affiliated companies) now holds 9,722,459 Ordinary Shares, constituting 5.02% of our outstanding share capital.

ADDITIONAL INFORMATION

 The Company’s Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC on April 30, 2018, is available for viewing and downloading on the SEC’s website at www.sec.gov, as well as at the Investor Relations section of the Company’s website at https://www.gazitglobe.com/investor-relations/financial-reports/.

 The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing and furnishing reports with or to the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that the Company is subject to those proxy rules.

By order of the Board of Directors, Adi Jemini Executive Vice President and Chief Financial Officer

Tel Aviv, Israel

May 7, 2018

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Exhibit A

April 25, 2018

Tel Aviv Stock Exchange Ltd. Via MAGNA	The Securities Authority Via MAGNA

Dear Sir or Madam,

Re: Gazit-Globe Ltd. (“the Company”) - Transaction Report under the Securities Regulations (Transactions between Companies and their Controlling Shareholders), 5761-2001 and the Convening of a Special General Meeting of the Shareholders of the Company

A transaction report is hereby filed pursuant to the Securities Regulations, (Transactions between Companies and their Controlling Shareholders), 5761-2001, the Securities Regulations (Periodic and Immediate Reports), 5730 -1970, the Companies Law, 5759-1999 (hereinafter: the “Companies Law”), the Companies Regulations (Notices and Announcements of General Meetings and of Class Meetings in a Public Company and Addition of Items to the Agenda), 5760-2000 (hereinafter: the “Notices and Announcements Regulations”) and the Companies Regulations (Voting Card and Position Papers), 5765-2005, of the convening of a special general meeting of the shareholders of the Company that will take place on Thursday, May 31, 2018 at 3 p.m. at the offices of the Company at 10 Nissim Aloni Street, Tel Aviv, for the purpose of approving the term of employment of Mr. Chaim Katzman as CEO of the Company and the exemption of Mr. Katzman, as described below.

1.	Approval of the terms of employment of the CEO of the Company, Mr. Chaim Katzman

1.1.	Background

1.1.1.	Mr. Katzman, the controlling shareholder of the Company, served as Chairman of the Company’s Board of Directors from 1995 until the date of his appointment as CEO of the Company and Vice Chairman of the Company’s Board of Directors on February 1, 2018. Additionally, Mr. Katzman has been serving as Chairman of the Board of Directors of Atrium European Real Estate Limited (“ATR”) since March 2009 and as Chairman of the Board of Directors of Citycon Oyj (“CTY”) since June 2010, as well as the CEO of Norstar Holdings Inc. (“Norstar”), the controlling shareholder in the Company, since 2017, and as Vice Chairman of the Board of Directors of Norstar. Mr. Katzman also holds various positions in the private subsidiaries of the Company.

1.1.2.	On January 8, 2018, the Board of Directors of the Company approved the appointment of Mr. Katzman as CEO of the Company, with effect from February 1, 2018, in place of Mr. Dori Segal.

1.1.3.	For additional information concerning Mr. Katzman, see Regulation 26 in Chapter D (Additional Details) of the Periodic Report of the Company for 2017, as published on March 28, 2018 (ref: 2018-01-031045) (the “Periodic Report”).

1.2.	The proposed Terms of Employment

On April 23, 2018, the Board of Directors of the Company, following the approval by the Compensation Committee on January 30, 2018, approved the proposed terms of employment of Mr. Katzman, as described below. It should be noted that the proposed terms for the employment of Mr. Katzman in the Company comprise a fixed salary only and social and related benefits, and do not include variable elements - annual bonuses or equity compensation.

1.2.1.	Period of Engagement

The period of the engagement between the Company and Mr. Katzman is three years, commencing on February 1, 2018. Mr. Katzman will serve as the CEO of the Company on a full-time basis.

The agreement may be terminated by the Company or by Mr. Katzman, at any time, with an advance notice of 180 days. In addition, the Company will be permitted to terminate the agreement without advanced notice, in circumstances that enable Mr. Katzman’s employment to be terminated without payment of severance.

1.2.2.	Fixed Element - Monthly Salary and Related Terms

Mr. Katzman will be entitled to a monthly salary, to the date of this report, at a monthly cost of NIS 169,166 (comprising a base salary and social and related benefits, as customary in the Company (the “Fixed Salary”)), reflecting an annual cost to the Company (stand-alone, to the date of this report, based on 2017 data), in an amount of approximately NIS 2.03 million, while the overall cost of employment of Mr. Katzman (i.e. – the cost paid to him by the Company less the aggregate cost of the compensation paid to him by public subsidiaries of the Company, as shall be from time to time, as described in section 1.2.3 below) will not exceed NIS 5.8 million. The Fixed Salary and the Maximum Annual Cost of Employment (as defined below) will be modified once per calendar year in the amount by which the Consumer Price Index rises relative to the index for December 2017.

In addition to the Fixed Salary, Mr. Katzman will be entitled to sickness and convalescence days pursuant to the provisions of the law and to 30 vacation days per year, which may be accrued up to 60 days, all provided that the annual cost of employment in the Company does not exceed NIS 5.8 million (“Maximum Annual Cost of Employment”).

In addition, Mr. Katzman will be entitled to indemnification and insurance on equivalent terms to the other officers of the Company.1

[1]	For details regarding the arrangements for the indemnification and insurance of officers in the Company that also apply to Mr. Katzman, see Regulation 29A in Chapter D (Additional Details) of the Periodic Report of the Company for 2017 as well as the report dated September 5, 2017 regarding the convening of a general meeting of the Company (ref: 2017-01-078685), the report dated October 18, 2017 regarding the results of a general meeting (ref: 2017-01-099822), the immediate report dated July 18, 2018 regarding the approval of a transaction with a controlling shareholder that does not require approval by the general meeting (ref: 2017-01-074319), a supplementary report to the report regarding the convening of a general meeting of the Company dated November 10, 2016 (ref: 2016-01-076413) and the report dated November 22, 2016 regarding the results of a general meeting (ref: 2016-01-130672).

In addition, Mr. Katzman will be entitled to reimbursement of expenses for the expenses which he actually incurs in his work capacity as CEO, as customary at the Company (such as travel etc.).

1.2.3.	Compensation from Companies Controlled by the Company

To the date of this report, Mr. Katzman is entitled to compensation for his office as the Chairman of the Board of Directors of ATR (EUR 700,000 a year) and as Chairman of the Board of Directors of CTY (EUR 165,000 a year).

To the date of this report, based on the existing compensation arrangements in the subsidiaries and the payments that were made to Mr. Katzman by the aforesaid subsidiaries during 2017, the Company is expected to pay Mr. Katzman approximately NIS 2.03 million, to the effect that the annual cost of his salary, together with payments payable to him for his office in the subsidiaries, ATR and CTY, will not exceed NIS 5.8 million. It is hereby clarified that the Company will only pay the difference between the total compensation actually paid to Mr. Katzman by all subsidiaries and the Maximum Annual Cost of Employment (i.e. NIS 5.8 million).

Once every six months, the parties will calculate the amounts paid to Mr. Katzman by the subsidiaries, as above, and by the Company and will perform the necessary adjustments, in order to verify that the annual cost does not exceed the Maximum Annual Cost of Employment.

For details regarding the compensation to which Mr. Katzman was entitled from companies that are controlled by the Company in 2017, see Regulation 21 in Chapter D of the Periodic Report.

1.2.4.	Variable Element - Annual Bonus or Equity Compensation

Mr. Katzman shall not be entitled to an annual bonus or to equity compensation.

1.2.5.	Severance Terms

In the event that the period of the agreement elapses without the signing of a new employment agreement with Mr. Katzman for his office as CEO of the Company, Mr. Katzman shall be entitled to the Fixed Salary for the duration of an additional six months (during such period, Mr. Katzman shall not be entitled to any payment for an advance notice period).

In the event that the Company wishes to terminate the agreement before the expiry of three years (excluding in circumstances under which the Company is entitled to terminate the agreement without any right for severance payments), Mr. Katzman will be entitled to the following: (a) an advance notice period of 180 days during which Mr. Katzman will be entitled to receive the Fixed Salary; (b) Fixed Salary for an additional six months.

In the event of death or loss of fitness to work, god forbid, Mr. Katzman (or his estate) shall be entitled to the payment of the Fixed Salary for a period of 12 months (during such period, Mr. Katzman shall not be entitled to payment for an advance notice period).

1.2.6.	The following table sets forth the details of the proposed terms of service and employment for Mr. Katzman (annually) (total cost to the Group and in terms of cost to the Company), including in comparison to the terms of employment of the previous CEO of the Company, Mr. Dori Segal (total cost to the Group and in terms of cost to the Company, with a linear calculation of the equity compensation), whose terms of employment were approved at the meeting held on March 23, 2017:[2]

Details of the beneficiary of the compensation				Compensation for services (in NIS thousands)
Name	Role	Scope of position	Percentage of equity interest in the entity[1]	Salary	Bonus	Share-based payment	Manage -ment fees/ consulta -ncy fees/ commiss -ion	Other	Total	Total in terms of cost to the Company (NIS in thousands)[5]
Chaim Katzman	Vice Chairman and CEO of the Company	Full	0.03%	22,030	-	-	-	33,770	5,800	3,900
Dori Segal	Former CEO of the Company	Full	0.42%	2,000	-	3,300	-	42,850	8,150	6,300

[1]	Relates to direct holdings. For a description of the holdings of Mr. Katzman and Mr. Segal in Norstar, the controlling shareholder in the Company, see section 4.1below.

[2]	It is hereby clarified that this amount may alter (upward or downward) depending on the total amount of compensation to which Mr. Katzman is entitled for his office as an officer in the Company’s subsidiaries in a given year (as described in footnote 3 below), provided that the overall compensation that Mr. Katzman receives in any given year does not exceed NIS 5.8 million.

[3]	Reflects the total compensation to which Mr. Katzman is entitled, pursuant to the existing agreements and the data for 2017, for his office as Chairman of the Board in the subsidiaries, ATR and CTY. If the total compensation that Mr. Katzman actually receives from subsidiaries is less than NIS 3,700,000, including as a result of the modification of the terms of Mr. Katzman’s compensation in any of the subsidiaries, the termination of Mr. Katzman’s office in any of the subsidiaries, exchange differences between the payment currency and the NIS etc., the Company will pay Mr. Katzman the difference, to the effect that the compensation that Mr. Katzman receives from the Company and from the subsidiaries in any given year amounts to NIS 5.8 million. If the total compensation that Mr. Katzman actually receives from subsidiaries in the Group exceeds NIS 3,770,000 in a given year, the compensation that is directly borne by the Company in such year in relation to Mr. Katzman’s office will be reduced by the excess amount, to the effect that the compensation that Mr. Katzman receives from the Company and from the subsidiaries in any given year does not exceed NIS 5.8 million.

[2]	For additional information, see the supplementary report dated March 14, 2017 regarding the convening of a general meeting (ref: 2017-01-024288) and the report dated March 23, 2017 regarding the results of a general meeting (ref: 2017-01-029175).

[4]	Reflects the total compensation to which Mr. Segal is entitled from First Capital Realty Inc. (“FCR”), which is payable half in salary and half in equity compensation.

[5]	The data in this column relate to the share of the Company in the compensation of the aforesaid officers, based on the percentage holding of the Company, at the date of this report, in each of the subsidiaries from which the officer is entitled to compensation.

1.3.	Comparison to the Terms of Employment of the Previous CEO

The cost of the proposed compensation package of Mr. Katzman is significantly less than the cost of the compensation package of Mr. Dori Segal, his predecessor. The main changes are set forth as follows:3

1.3.1.	The cost of the proposed compensation package of Mr. Katzman is 30% less than the cost of the compensation package of his predecessor. The total annual cost of Mr. Segal’s compensation package was NIS 8.1 million, of which NIS 2 million related to salary from the Company, as compared to a total annual cost of NIS 5.8 million of the compensation package proposed to Mr. Katzman, of which the Company is expected to pay approximately NIS 2 million, based on the amounts that are currently payable to Mr. Katzman by the subsidiaries of the Company;

1.3.2.	Mr. Segal was entitled to equity compensation at a total cost to the Company of NIS 9.9 million over the entire period of the agreement, while Mr. Katzman is not entitled to equity compensation;

1.3.3.	Mr. Segal was entitled to severance payment in the event of a change of control in the Company, in an amount of up to 200% of his annual base salary (and no more than an amount reflecting the base salary for the period remaining to the end of the agreement period, with the addition of 6 months), as well as to acceleration of the vesting period of the whole equity compensation element, while Mr. Katzman is not entitled to any payment in the event of a change of control in the Company.

1.4.	The Manner in which the Consideration has been Calculated

The compensation package was determined on the basis of comparative data relating to the compensation that is proposed to the CEO of the Company, this based on a comparative analysis prepared by Prof. Moshe Zviran, which is attached as Appendix A to this report, as well as in relation to the terms of employment of the previous CEO.

The proposed resolution: To approve the terms of service and employment of Mr. Chaim Katzman, which include an annual base salary cost of NIS 5.8 million a year, of which the Company will bear the difference between the aforesaid annual cost and the total amounts that are actually paid by subsidiaries of the Company for the office of Mr. Katzman therein, as described in Section 1 of the general meeting notice, for a period of 3 years, commencing on February 1, 2018.

[3]	For additional information concerning the terms of employment of Mr. Segal, see Regulation 21 in Chapter D (Additional Details) of the Periodic Report.

2.	Approval of the Terms of Compensation of the Chairman of the Board of Directors of the Company, Mr. Ehud Arnon

2.1.	Background

2.1.1.	On March 26, 2018, the Board of Directors of the Company approved the appointment of Mr. Ehud Arnon as Chairman of the Company’s Board of Directors in place of Mr. Chaim Katzman, who ended his office as Chairman of the Company’s Board of Directors upon his appointment as CEO on February 1, 2018.

2.2.	The proposed Terms of Service

On April 23, 2018, the Board of Directors of the Company, following the approval by the Compensation Committee on April 16, 2018, approved the proposed terms of service of Mr. Arnon, as described below.

2.2.1.	Annual compensation in an amount equal to 130% of the annual compensation payable to a director in the Company who possesses accounting and financial expertise, as may be from time to time. To the date of this report, the annual compensation that is proposed to Mr. Arnon is US$ 72,800 (approximately [4]NIS 254,800).

2.2.2.	Per-meeting compensation in an amount equal to the per-meeting compensation to which all directors of the Company who possess accounting and financial expertise are entitled, as may be from time to time (US$ 1,480 per meeting to the date of this report (approximately NIS 5,180)).

2.2.3.	The following table sets forth the proposed terms of compensation of Mr. Arnon (annual) (in terms of cost to the Company)

Details of the beneficiary of the compensation				Compensation for services
Name	Role	Scope of position	Percentage holding in the Company’s equity	Salary[1]	Bonus	Share-based payment	Management fees/ consultancy fees/ commission	Other	Total
Ehud Arnon	Chairman of the Board of Directors	-	-	410,200	-	-	-	-	410,200

(1)	The salary column includes the estimated directors’ fees that will be payable to Mr. Arnon. The fees have been calculated at an exchange rate of US$ 1 = NIS 3.5 and assuming 30 meetings a year.

2.2.4.	Pursuant to resolutions of the Company, the compensation that is payable to all directors in the Company is to be updated commencing in April 2019 (or at the end of the office of Mr. Ronnie Bar-On, an external director in the Company, if earlier). The updated annual compensation to which Mr. Arnon would be entitled will equal 130% of the “Fixed Compensation” for a company at the ranking of the Company under the Companies Regulations (Rules on the Compensation and Expenses of External Directors), 5760-2000. Additionally, as of said date, Mr. Arnon shall also be entitled, every year, to the allotment of 1,500 restricted share units (RSUs) under the share option plan of the Company, as shall be in effect at the time and under the same terms that apply to all other directors in the Company.

[4]	Calculated at an exchange rate of US$ 1 = NIS 3.5.

For details regarding the compensation of directors in the Company, as in effect to the date of this resolution and for additional information concerning the compensation of directors in the Company after the anticipated update in April 2019, see Regulation 21j in Chapter D of the Company’s Periodic Report for 2017, as published on March 28, 2018 (ref: 2018-01-031045).

2.2.5.	Additionally, Mr. Arnon shall be entitled to directors’ and officers’ insurance, and will also be issued an undertaking in advance for indemnification and a deed of exemption, in the formats that are customary in the Company.

As to the format of the indemnification undertaking of the Company, see Appendix C to the report dated September 5, 2017, regarding the convening of a general meeting (ref: 2017-01-078685).

The proposed resolution: To approve the payment of directors’ fees equal to 130% of the annual fees of directors in the Company and per-meeting compensation as payable to directors in the Company, as shall be from time to time, to Mr. Ehud Arnon as Chairman of the Board of Directors of the Company, as described in section 2 of the general meeting notice, commencing on the date of his appointment.

3.	Items 3 and 4 on the Agenda: Grant of Deeds of Exemption to the Vice Chairman of the Board of Directors, CEO of the Company and the Controlling Shareholder Therein, Mr. Chaim Katzman, and to Mr. Dori Segal, a Director

Background

To the date of this report, all directors in the Company, with the exception of Mr. Katzman and Mr. Segal, have been granted deeds of exemption upon their appointment. The deeds of exemption previously granted to Mr. Katzman and Mr. Segal, as controlling shareholders in the Company, expired at the end of 3 years from their grant date without renewal of the related resolution.

According to the Company’s compensation policy, as approved at the general meeting of the Company on November 22, 2016, the Company will aim to grant every officer a deed of exemption, subject to any law, and deeds of exemption, to the extent granted, will not apply to a resolution or a transaction in which the controlling shareholder or any officer in the Company (including an officer other than the officer to whom the deed of exemption is granted) has personal interest (other than personal interest arising from service as an officer both in the Company and in a related company of the Company).

On April 23, 2018, the Board of Directors of the Company, following the approval by the Compensation Committee on April 16, 2018, approved the granting of a deed of exemption to Mr. Katzman and to Mr. Segal, in accordance with the provisions of the Company’s compensation policy.

3.1.	Item 3 on the Agenda: Grant of A Deed of Exemption to the Vice Chairman of the Board of Directors, CEO of the Company and the Controlling shareholder therein, Mr. Chaim Katzman

It is hereby proposed to grant a deed of exemption to Mr. Katzman, under the terms that are set out in the Company’s compensation policy.

Pursuant to the provisions of Section 275 of the Companies Law, 5759-1999, the effective period of the deed of exemption will be limited to three years from its grant date.

The proposed resolution: To grant a deed of exemption to Mr. Katzman, in accordance with the provisions of the Company’s compensation policy, for a period of three years.

3.2.	Item 4 on the Agenda: Grant of a Deed of Exemption to Mr. Dori Segal, a Director

It is hereby proposed to grant a deed of exemption to Mr. Segal, under the terms that are set out in the Company’s compensation policy. On March 27, 2018, Mr. Katzman and Mr. Segal announced the termination of the shareholders’ agreement between them and, as of said date, Mr. Segal is no longer a controlling shareholder in the Company. Accordingly, the deed of exemption that will be granted to Mr. Segal will be for an indefinite period.

The proposed resolution: To grant a deed of exemption to Mr. Segal, in accordance with the provisions of the Company’s compensation policy.

4.	Names of the Controlling Shareholders who have a Personal Interest in a Transaction and the Nature of Their Personal Interest

4.1.	To the best knowledge of the Company, the controlling shareholder in Norstar, which is the controlling shareholder in the Company, is Mr. Chaim Katzman, Vice Chairman of the Board of Directors and CEO of the Company, who owns shares of Norstar through private companies owned by him and by his family members (24.82% of Norstar’s issued share capital and 25.27% of the voting rights therein), directly and indirectly, as well as through First U.S. Financial LLC, which owns 18.25% of Norstar’s share capital and 18.78% of the voting rights therein (“FUF”, and together with Mr. Katzman, the “Katzman Group”).[5]

Additionally, the Katzman Group is considered a “joint holder”, within the meaning of this term in the Securities Law, with the Katzman Family Foundation, which owns close to 4.36% of Norstar’s issued share capital and close to 4.43% of the voting rights therein.

[5]	Mr. Katzman holds an irrevocable power of attorney from FUF, which owns 18.25% of the shares of Norstar, enabling him to vote at his discretion by virtue of all shares of FUF in Norstar. FUF is a foreign resident company registered in Nevada, USA, and is owned by Mr. Katzman (including through private companies owned by him and by his family members, directly and indirectly) - 70.51% and by Mr. Martin Klein - 29.49%.

4.2.	Mr. Katzman has personal interest in the approval of the engagements that are set out in sections 1 and 3.1 on the agenda, as these entitle him to compensation.

5.	Personal Interest of Members of the Board of Directors of the Company

5.1.	As to the personal interest of Mr. Chaim Katzman, Vice Chairman of the Board of Directors and CEO of the Company, see section 4.2.

5.2.	Mr. Ehud Arnon, Chairman of the Board of Directors of the Company, has personal interest in the resolution that is set out in Item 2 on the agenda, as this entitles him to compensation.

5.3.	Mr. Dori Segal has personal interest in the approval of the engagement that is set out in Item 4 on the agenda, as this entitles him to a deed of exemption.

6.	Approvals Required for the Execution of the Transaction

The transaction described in Item 1 above was (unanimously) approved by the Company’s Compensation Committee on January 30, 2018 and was also (unanimously) approved by the Board of Directors of the Company on April 23, 2018. The engagement described in Item 3 on the agenda was (unanimously) approved by the Company’s Compensation Committee on April 16, 2018 and was also (unanimously) approved by the Board of Directors of the Company on April 23, 2018. The approval of the terms of employment of Mr. Chaim Katzman and of the granting of a deed of exemption to Mr. Chaim Katzman are subject to approval at the general meeting of the shareholders of the Company by a special majority, in accordance with the provisions of Section 275 of the Companies Law and as set forth in section 9 below.

Transactions of the Type Proposed or Similar Transactions between the Company and the Controlling Shareholder or in which the Controlling Shareholder has a Personal Interest that were Entered into during the Two Years Preceding the Date of Approval of the Transaction by the Board of Directors or that are Still in Force

In the two years preceding the approval by the Board of Directors of the Company of the transactions to which this report relates, no transactions similar to the transactions proposed between the Company and its controlling shareholder or in which the controlling shareholder has a personal interest were entered into and there are also no such transactions in force, except as follows:

6.1.	For details regarding the agreements for the employment and compensation of Mr. Chaim Katzman, the controlling shareholder in the Company, and of Mr. Dori Segal, who was a controlling shareholder in the Company until March 27, 2018, with subsidiaries of the Company, see sections b. and c. of Regulation 21 in Chapter D (Additional Details) of the Periodic Report of the Company for 2017, the contents of which are incorporated below by way of reference.

For additional details, see also section i. of Regulation 21 in Chapter D (Additional Details) of the Periodic Report of the Company for 2017, as well as the report dated February 13, 2017 regarding a transaction and the convening of a special general meeting of the shareholders of the Company (ref: 2017-01-015561), the contents of which are incorporated below by way of reference.

6.2.	For details regarding the arrangements for the indemnification and insurance of officers in the Company that also apply to Mr. Katzman, see Regulation 29A in Chapter D (Additional Details) of the Periodic Report of the Company for 2017 as well as the report dated September 5, 2017 regarding the convening of a special general meeting of the Company (ref: 2017-01-078685), the report dated October 18, 2017 regarding the results of a general meeting (ref: 2017-01-099822), the immediate report dated July 18, 2018 regarding the approval of a transaction with a controlling shareholder that does not require approval by the general meeting (ref: 2017-01-074319), a supplementary report to the report regarding the convening of a general meeting of the Company dated November 10, 2016 (ref: 2016-01-076413) and the report dated November 22, 2016 regarding the results of a general meeting (ref: 2016-01-130672), the contents of which are incorporated below by way of reference.

7.	Explanations of the Compensation Committee and the Board of Directors and the Names of the Directors Who Participated in the Discussions

7.1.	Explanations of the Compensation Committee and the Board of Directors in relation to Item No. 1 on the Agenda

7.1.1.	Mr. Katzman possesses extensive business and management experience and a comprehensive knowledge of the business of the Group (the parent company, the Company and the subsidiaries), on their various aspects. Mr. Katzman has served for more than two decades and until last February as Chairman of the Company’s Board of Directors and in other executive positions in the Group, both in Israel and overseas. Upon his appointment as CEO of the Company, Mr. Katzman’s daily involvement and management activities in the operations of the Group are expected to grow.

7.1.2.	In the opinion of the Compensation Committee and the Board of Directors and in light of their members’ acquaintance with Mr. Katzman, the terms of compensation coincide with his professional capabilities and with the extensive knowhow and specialized experience that he has accumulated over his many years of service in Group companies, as well as with their significance to the success of the Company. His long-standing service in executive positions in Group companies affords him thorough knowledge of the business of the Group and extensive experience and familiarity with the various aspects of the operations of the Group, which are highly valuable to the attainment of the Company’s objectives and to its profitability.

7.1.3.	The Compensation Committee and the Board of Directors believe that his qualifications, expertise, comprehensive acquaintance with the field of the Company in particular and of the Group in general have been and will continue to be significantly conducive to the business of the Company and to the attainment of its objectives in his position as CEO of the Company.

7.1.4.	The Compensation Committee and the Board of Directors of the Company are of the opinion that, had the Company been required to hire another CEO for the Company, who possesses comprehensive expertise and acquaintance with the capital market and the real estate sector in all the markets in which the Company operates (United States, Canada, Europe, Brazil and Israel), similarly to Mr. Katzman, the cost of employment of such CEO would have significantly exceeded the overall cost of employment that the Company will bear in relation to the employment of Mr. Katzman as CEO of the Company.

7.1.5.	The Compensation Committee and the Board of Directors have approved the terms of employment of Mr. Katzman, having been presented, through a study prepared by Prof. Moshe Zviran, which is attached as Appendix A, with comparative data concerning the terms of employment of CEOs in companies that are comparable to the Company and finding that the compensation package proposed to Mr. Katzman is within the norm in comparable companies. Additionally, the cost of the compensation package is 30% less than the cost of the compensation package of Mr. Dori Segal, the previous CEO of the Company, and 35% less than the cost of the compensation package of Mr. Rachel Lavine, Mr. Segal’s predecessor. In view of the aforesaid comparative data and considering his professional, business and management experience, as well as the qualifications of Mr. Katzman and the great esteem for his work, the Compensation Committee and the Board of Directors find the terms of his employment to be acceptable and reasonable under the circumstances.

7.1.6.	Having examined the overall proposed terms of employment of Mr. Katzman in the Company, in view of the scope of his holdings (direct and more particularly indirect) in shares of the Company, as well as in light of the status of Mr. Katzman as the sole controlling shareholder in the Company, the Compensation Committee and the Board of Directors believe that variable elements should not be included in the compensation payable to Mr. Katzman.

7.1.7.	The proposed terms of compensation comply with the Company’s compensation policy.

7.1.8.	Additionally, the Compensation Committee and the Board of Directors examined the proposed terms of employment of Mr. Katzman in relation to the salaries of the other employees in the Company, and more particularly in relation to the average and median salary[6] of such employees and the effect of the gaps between them on work relationships in the Company, and found the salary of Mr. Katzman to be adequate, despite the gap in relation to the other employees in the Company, this considering the scope of the position and the duties that will be assigned to Mr. Katzman as well as the responsibilities that he will assume in connection with the business and operations of the Company, including the residual responsibility of the Company’s CEO by virtue of the Administrative Enforcement Directives. In this context it should be noted that the ratio of Mr. Katzman’s proposed compensation package to the average salary in the Company is 1:7.5 and the ratio of Mr. Katzman’s proposed compensation package to the median salary in the Company is 1:13.35.

[6]	Based on the employees’ salary cost data, including the bonus and equity compensation element, calculated linearly.

7.1.9.	The directors who participated in the meeting of the Compensation Committee on January 30, 2018, during which the proposed terms of employment of Mr. Katzman were approved, were Messrs. Ronnie Bar-On, Yair Orgler, Zehavit Cohen and Chaim Ben Dor. The directors who participated in the meeting of the Board of Directors on April 23, 2018, during which the aforesaid transaction was approved, were Messrs. Ehud Arnon, Dori Segal, Ronnie Bar-On, Yair Orgler, Zehavit Cohen, Chaim Ben Dor and Douglas Sesler.

7.1.10.	In accordance with the provisions of Section 275(D) of the Companies Law, the Compensation Committee and the Board of Directors examined whether the proposed terms of employment include a distribution, as defined in the Companies Law, and determined that as the proposed terms of employment relate to Mr. Katzman’s office as CEO of the Company, the transaction does not include distribution.

7.2.	Explanations of the Compensation Committee and the Board of Directors in relation to Item No. 2 on the Agenda

7.2.1.	Mr. Arnon possesses extensive business and professional experience, including in senior management in Israel and overseas. In the opinion of the Compensation Committee, having examined the professional experience of Mr. Arnon, the Compensation Committee and the Board of Directors believe that the proposed terms of compensation coincide with the qualifications and professional expertise of Mr. Arnon. Additionally, Mr. Arnon possesses the necessary experience and the relevant expertise and education for performing his duties, and the Compensation Committee and the Board of Directors believe that the professional experience of Mr. Arnon, particularly in the United States, will be conducive to the Company and to the work of the Board of Directors.

7.2.2.	The participation in officers’ and directors’ insurance and the granting of an undertaking for indemnification and exemption are in conformity with the Company’s compensation policy and are within the norm for directors and other senior officers in the Company.

7.2.3.	The Compensation Committee and the Board of Directors have approved the terms of compensation of Mr. Arnon, having been presented, through a study prepared by Prof. Moshe Zviran, which is attached as Appendix B, with comparative data concerning the terms of employment of chairmen of boards of directors in companies that are comparable to the Company and finding that the compensation package proposed to Mr. Arnon is within the norm in comparable companies. In view of the aforesaid comparative data and considering his professional, business and management experience, as well as the qualifications of Mr. Arnon, the Compensation Committee and the Board of Directors find the terms of his employment to be acceptable and reasonable under the circumstances.

7.2.4.	The proposed terms of compensation comply with the Company’s compensation policy.

7.2.5.	Additionally, the Compensation Committee and the Board of Directors examined the proposed terms of compensation of Mr. Arnon in relation to the salaries of the other employees in the Company, and more particularly in relation to the average and median salary [7]of such employees and the effect of the gaps between them on work relationships in the Company, and found the salary of Mr. Arnon to be adequate, despite the gap in relation to the other employees in the Company, this considering the scope of the position and the duties that will be assigned to Mr. Arnon as well as the responsibilities that he will assume in connection with the business and operations of the Company. In this context it should be noted that the ratio of Mr. Arnon’s proposed compensation package to the average salary in the Company is 1:0.54 and the ratio of Mr. Arnon’s proposed compensation package to the median salary in the Company is 1:1.

7.3.	Explanations of the Compensation Committee and the Board of Directors in relation to Items Nos. 3 and 4 on the Agenda

7.3.1.	The Company wishes to maintain and enhance the level of involvement of the officers and their business and management contribution to the Company, among others, by ensuring a stable and more secure work environment for the officers. The granting of the deed of exemption allows the officers in the Company, including Mr. Katzman and Mr. Segal, to act freely on behalf of the Company and to adequately carry out their duties, taking into consideration the risks involved and the responsibilities that they assume.

7.3.2.	In view of the risk that is involved in the work of the officers in the Company, taking into consideration the fields of activity of the Company and its current volume of operations, as well as its status as a public company that is listed for trade on three separate stock exchanges, the terms of the exemption undertaking are reasonable under the circumstances.

7.3.3.	The Company had previously granted a deed of exemption to all directors serving in the Company and the officers therein, with the exception of Mr. Katzman and Mr. Segal (who had received such deed in the past, which was not renewed).

7.3.4.	The format of the proposed deed of exemption for Mr. Katzman and Mr. Segal is in conformity with the compensation policy of the Company, as approved by the general meeting on November 22, 2016.

7.3.5.	The directors who participated in the meeting of the Compensation Committee on April 16, 2018, during which the grant of a deed of exemption to Mr. Katzman was approved, were Messrs. Ronnie Bar-On, Yair Orgler, Zehavit Cohen and Chaim Ben Dor. The directors who participated in the meeting of the Board of Directors on April 23, 2018, during which the aforesaid transaction was approved, were Messrs. Ehud Arnon, Dori Segal, Ronnie Bar-On, Yair Orgler, Zehavit Cohen, Chaim Ben Dor and Douglas Sesler.

[7]	Based on the employees’ salary cost data, including the bonus and equity compensation element, calculated linearly.

7.3.6.	In accordance with the provisions of Section 275(D) of the Companies Law, the Compensation Committee and the Board of Directors examined whether the grant of a deed of exemption to Mr. Katzman includes a distribution, as defined in the Companies Law, and determined that as the grant of the deed of exemption relates to Mr. Katzman’s office as Vice Chairman of the Board of Directors and CEO of the Company, the transaction does not include distribution.

8.	The Required Majority

8.1.	For the purpose of approving the transactions set out in Items Nos. 2 and 4 on the agenda (approval of the terms of compensation of the Chairman of the Board of Directors of the Company, Mr. Ehud Arnon; the granting of a deed of exemption to Mr. Dori Segal, a director in the Company), a simple majority of the shareholders participating in the vote is required.

8.2.	For the purpose of approving the engagements set out in Items Nos. 1 and 3 on the agenda (approval of the terms of employment of the CEO of the Company, Mr. Chaim Katzman; the granting of a deed of exemption to the Vice Chairman of the Board of Directors and CEO of the Company and the controlling shareholder therein, Mr. Chaim Katzman), one of the following conditions must be me:

8.2.1.	The votes of the majority at the general meeting must include at least a majority of votes of shareholders participating in the meeting who do not have a personal interest in the approval of the transaction (abstentions will not be taken into account in determining the number of votes of such shareholders);

8.2.2.	The total number of votes against, cast by the shareholders referred to in sub-paragraph 9.2.1 above, must not exceed two percent of all of the voting rights in the Company.

8.3.	To the best of the Company’s knowledge, Norstar Holdings Ltd., the controlling shareholder in the Company, has the majority that is required to approve the resolutions referred to in Items Nos. 2 and 4 on the agenda.

9.	The Quorum required for the Meeting

There will be a quorum when at least two shareholders which hold between them at least 35% of the voting rights in the Company are present themselves or through proxies. If there is no quorum present within half an hour of the time scheduled for the meeting, the meeting will be adjourned to the same day in the following week at the same time and place. If there is no quorum present at the adjourned meeting within half an hour of the time scheduled for the meeting, then there will be a quorum if at least two shareholders with voting rights who hold between them at least 30% of the voting rights in the Company are present themselves or through proxies.

10.	The Cut-Off Date for Participation and Voting

The cut-off date for determining the right of a shareholder of the Company to vote at the general meeting, as set forth in Section 182 of the Companies Law and Regulation 3 of the Companies Regulations (Written Votes and Position Papers), 5766-2005, is the end of Thursday, May 3, 2018 (the “Cut-Off Date”).

11.	Voting at the Meeting and Position Papers

11.1.	The shareholders will be entitled to participate in the meeting and to vote thereat personally, through a proxy, by way of a written vote (as defined in Section 87 of the Companies Law) in the form attached to this immediate report (“Written Vote”) or through the electronic voting system.

11.2.	Pursuant to the Companies Regulations (Proof of Ownership of Shares for the Purpose of Voting at General Meetings), 5760-2000, a shareholder which has a share registered in his name with a member of a stock exchange – and that share is one of the shares of the Company that is registered in the register of shareholders in the name of a nominee company – who wishes to vote at the general meeting, must provide the Company with certification from the stock exchange member with whom his right to the share is registered as to his ownership of the share on the Cut-Off Date, in accordance with Form 1 contained in the Addendum to the Proof of Ownership Regulations. Similarly, an unregistered shareholder may instruct the stock exchange member to send his certification of ownership to the Company through the electronic voting system.

11.3.	The address of the reports distribution site of the Israel Securities Authority (the “Reports Distribution Site”) and the website of Tel Aviv Stock Exchange Ltd., where the text for the Written Vote and position papers, as defined in Section 88 of the Companies Law, can be located are www.magna.isa.gov.il and www.maya.tase.co.il, respectively. A Written Vote must be cast using the second part of the Written Vote form as published on the Reports Distribution Website. A shareholder may contact the Company directly in order to obtain the text of the Written Vote and position paper (if any). A member of a stock exchange may send a link to the text of the Written Vote and position paper on the Reports Distribution Website by email, free of charge, to any shareholder not registered in the register of shareholders whose shares are registered with that stock exchange member if the shareholder has given notice that he would like to receive the foregoing link, provided that the notice is given in respect of a specific securities account and on a date preceding the Cut-Off Date. A shareholder whose shares are registered with a member of a stock exchange may obtain his certification of ownership from the stock exchange member with whom his shares are held from a branch of the stock exchange member or by having it mailed to his address with payment of the mailing fees only, if he so requests. Such a request must be given in advance in relation to a specific securities account. Similarly, a shareholder who has a share registered with a member of a stock exchange – and that share is one of the shares registered in the register of shareholders in the name of a nominee company – may vote by way of Written Vote delivered to the Company through the electronic voting system.

11.4.	The Written Vote must be delivered to the Company to the address set forth above, such that the Written Vote arrives at the offices of the Company no later than four (4) hours before the time that the meeting is convened. It will be possible to vote through the electronic voting system up to six (6) hours before the time that the meeting is convened.

11.5.	Shareholders who wish to participate in, and vote at, the meeting without arriving at the location at which the meeting will be convened will be able to deposit a proxy form with the Company, relating to participation and voting at the meeting, at least 48 hours before the time the meeting is convened at the offices of the Company on 10 Nissim Aloni Street, Tel Aviv.

11.6.	One or more shareholders who hold shares that constitute five percent or more of all of the voting rights in the Company (i.e. 9,674,081 shares) and a person who holds such amount of all of the voting rights not held by the controlling shareholder of the Company (i.e. 4,669,581 shares) may view the Written Votes, as set forth in Regulation 10 of the Companies Regulations (Written Votes and Position Papers), 5766-2005.

11.7.	The final date for delivery of position papers to the Company is ten days before the meeting is convened, i.e.: May 19, 2018 and the final date for delivering the response of the Board of Directors to the position papers is five days before the meeting is convened, i.e.: May 26, 2018.

11.8.	A request by a shareholder for an item to be included on the agenda of the meeting pursuant to Section 66(b) of the Companies Law and pursuant to Regulation 5A of the Notices and Announcements Regulations must be delivered to the Company within seven days of the publication date of this report. If any requests are submitted to the Company to include an item on the agenda of the meeting, it is possible that items will be added to the agenda as a result. The updated agenda and the position paper that will be published (if any) will be accessible from the reports distribution websites of the Israel Securities Authority and the Stock Exchange (whose addresses are set forth in Section 12.3 above). The final date on which the Company will provide an amended text of the Written Vote, if it becomes necessary to add an item to the agenda, is the date on which the Company publishes the notice with the updated agenda. The publication of the updated agenda (if any), as aforementioned, will not change the date scheduled for the meeting.

12.	Powers of the Israel Securities Authority

The Israel Securities Authority (or an authorized employee thereof) is permitted to order the Company to provide an explanation, further detail, information or additional documents in relation to the matters set forth in this report or to order that this report be amended. If an order is given for this report to be amended, the Israel Securities Authority may order the date of the general meeting to be postponed to a date falling no earlier than three business days and no later than thirty-five business days after the date of publication of the amendment to this report.

13.	Viewing of Documents

The text of the proposed resolutions, any position papers submitted to the Company, and the Periodic Report may be viewed on the Reports Distribution Website of the Israel Securities Authority and the website of Tel Aviv Stock Exchange Ltd. (whose addresses are set forth in Section 12.3 above) as well as at the offices of the Company, at the address stated above, during ordinary working hours, by prior appointment with Adv. Revital Kahlon, the Secretary of the Company (telephone: 03-6948000, Fax: 03-6961910).

14.	The Representatives of the Company Responsible for Handling this Report

Adv. Ariel Aminetzah; Adv. Tali Menashe; Adv. Nitzan Markovits

Meitar Liquornik Geva Leshem Tal, Law Offices

16 Abba Hillel Silver Road, Ramat Gan

Telephone: 03-6103100, Fax: 03-6103111

Gazit-Globe Ltd.[8]

[8]	Signed by Chaim Katzman, Vice Chairman of the Board of Directors and CEO and Adi Jemini, Deputy CEO and CFO.

Appendix A

Comparative Study by Prof. Zviran - Approval of the Terms of Employment of the CEO of
the Company, Mr. Chaim Katzman

January 28, 2018

To the attention of:

The Members of the Compensation Committee and the Board of Directors

Gazit-Globe Ltd.

Dear Sirs,

Re. ANALYSIS OF CUSTOMARY COMPENSATION LEVELS
FOR THE POSITION OF CEO

1.	Pursuant to your request, and further to the studies performed for you in previous years, we have conducted an analysis of comparative data regarding customary remuneration levels for the position of CEO as a basis for the approval of the compensation package for the incoming CEO of the Company.

2.	As general background, Prof. Moshe Zviran Ltd. engages in the provision of consulting services and comparative data relating to executive compensation in Israel. The comparative data that serve as the basis for our studies draw on a purpose-built database that is the only one of its kind in Israel, which we ourselves developed, built and update. It relies on real data taken from remuneration surveys in different sectors, additional information received from companies themselves during the course of the considerable number of recent consulting studies we have conducted for the senior management of a range of companies, as well as real data from other sources. Our database, which constitutes the largest and most up-to-date benchmark in Israel, in conjunction with our unique expertise that is founded on academic knowledge, decades of experience, and hundreds of projects, enables us to offer our client organization research- and knowledge-based solutions based on local, sectoral or global data.

PROF. MOSHE ZVIRAN LTD.

10A Dov Gruner Street, Tel Aviv 694498, Israel. Tel: +972-3-6418683, Fax: +972-3-6420002, Cell: +972-522-776611

e-mail: zviran@tau.ac.il

A-1

Methodology

3.	In order to create a correct comparison group for the purpose in hand we have selected the main features of the Company, including the nature of its activity and its operating turnover. Based on said features, we have analyzed two samples:

●	Real estate companies sample comprising: Alony-Hetz, Alrov Real Estate, Amot, BIG, Melisron, Azrieli and Shikun & Binui.

●	Extended sample comprising, in addition to the aforesaid real estate companies, companies such as: Adama, Elbit Systems, Electra, Bezeq, Delta Galil, Nice Systems, Paz Oil, Frutarom, Strauss.

4.	It is important to note that in some of the companies the managerial position is held by the controlling shareholder, while in other companies the data sampled reflect compensation levels of managers who are employees.

5.	The compensation package for senior executives are usually based on the following components:

●	fixed base salary;

●	Vehicle and related grossing up: including the economic value of a company vehicle for the executive’s use plus the grossing up of the usage value of the vehicle, as well as other payments and gross ups, if any;

●	annual bonuses that link the remuneration of the officer to the achievement of the short term goals of the Company;

●	Equity compensation (options and shares) that link the remuneration of the officer to the achievement of the long term goals of the Company.

●	Ancillary benefits (which includes, inter alia, home phone, cellular phone, etc.)

Our work focuses on the first four components, without any reference to the ancillary benefits.

Analysis and Results

6.	From the corporate governance aspect, it is customary to analyze the remuneration of executives from an overall perspective rather than just focusing on a single compensation component. Accordingly, the analysis of the compensation-package data in the sample is based both on the salary components mentioned above and on the remuneration items in aggregate (in monthly values).

7.	The results of the analysis are presented in the table below. The left-hand block of data shows the lower limit, the bottom quartile (the 25th percentile), the average, the top quartile (the 75th percentile) and the upper limit of the sample data. All the data relating to the seven tiers described in the table are presented in NIS (new Israeli shekels). The right-hand block of data details the data of the compensation being offered to the Company’s officer and his position relative to the sample data.

PROF. MOSHE ZVIRAN LTD.

10A Dov Gruner Street, Tel Aviv 694498, Israel. Tel: +972-3-6418683, Fax: +972-3-6420002, Cell: +972-522-776611

e-mail: zviran@tau.ac.il

A-2

8.	According to the latest data furnished to us, the compensation package that is offered to the incoming CEO is based on the following components:

●	Management fees – management fees of NIS 5,800,000 a year.

●	Vehicle and grossing up – none

●	Annual bonus – none

●	Equity compensation – none

9.	The following tables detail the accepted monthly compensation levels in each of the two samples and the relative position of the compensation package that is offered to the incoming CEO in relation to the norm in the sample.

Comparative analysis against the sample of real estate companies

10.	The sample of real estate companies comprises: Alony-Hetz, Alrov Real Estate, Amot, BIG, Melisron, Azrieli and Shikun & Binui.

PROF. MOSHE ZVIRAN LTD.

10A Dov Gruner Street, Tel Aviv 694498, Israel. Tel: +972-3-6418683, Fax: +972-3-6420002, Cell: +972-522-776611

e-mail: zviran@tau.ac.il

A-3

11.	The following table details the accepted monthly compensation levels in the sample of real estate companies and the relative position of the compensation package being offered to Mr. Chaim Katzman in relation to the norm in the sample:

	Sample Data					Gazit-Globe Data
Salary Tier	Low	25%	Average	75%	High	Salary	Relative Position
Annual management fees	2,093,000	2,375,500	2,894,000	3,268,500	3,875,000	5,800,000	Above maximum
Vehicle and grossing-up	---	85,530	133,890	149,000	296,000	---	---
Full compensation	2,182,370	2,438,500	3,008,760	3,488,000	3,875,000	5,800,000	Above maximum
Annual additions	---	470,500	1,423,420	2,150,000	2,807,000	---	---
Comprehensive annual compensation	3,316,000	4,208,500	4,432,190	4,795,180	5,151,000	5,800,000	Above maximum
Equity compensation (annual)	---	---	719,730	885,740	3,226,660	---	---
Total annual compensation	3,316,000	4,238,000	5,151,930	5,651,430	7,817,660	5,800,000	~ 80th percentile

Comparative analysis against the extended sample

12.	The extended sample of companies includes, in addition to the aforesaid real estate companies, other major companies, such as: Adama, Elbit Systems, Electra, Bezeq, Delta Galil, Nice Systems, Paz Oil, Frutarom and Strauss. It is important to note that the CEOs in the additional companies are not controlling shareholders and therefore enjoy substantial equity compensation bonuses.

13.	The following table details the accepted salary levels in the extended sample of companies and the relative position of the compensation package being offered to Mr. Chaim Katzman in relation to the norm in the sample:

	Sample Data					Gazit-Globe Data
Salary Tier	Low	25%	Average	75%	High	Salary	Relative Position
Annual management fees	2,093,000	2,527,500	2,861,680	3,114,100	3,875,000	5,800,000	Above maximum
Vehicle and grossing-up	---	---	59,950	128,340	296,000	---	---
Full compensation	2,182,370	2,617,000	2,918,840	3,154,400	3,875,000	5,800,000	Above maximum
Annual additions	---	1,993,500	2,928,280	3,807,600	6,274,000	---	---
Comprehensive annual compensation	3,875,000	4,576,000	5,847,120	6,930,700	9,735,600	5,800,000	~ 50th percentile
Equity compensation (annual)	---	230,320	2,313,520	3,647,830	7,322,600	---	---
Total annual compensation	3,875,000	5,279,320	8,160,640	11,504,520	13,816,800	5,800,000	~ 25th percentile

PROF. MOSHE ZVIRAN LTD.

10A Dov Gruner Street, Tel Aviv 694498, Israel. Tel: +972-3-6418683, Fax: +972-3-6420002, Cell: +972-522-776611

e-mail: zviran@tau.ac.il

A-4

General comments

14.	In order to test the robustness of the sample and the sensitivity analysis of the data, the outlier values at both ends (i.e., the highest and lowest values at each end) were eliminated in each sample. The results of analysis of the standardized samples reveal that the samples are relatively stable and are not subject to major variations as a result of a specific datum.

15.	It is important to stress that the selection of the companies for the sample does not take into account the complexity of the position at any of the companies nor the financial results and profitability of the companies against which the comparison was made.

Secrecy and limitation of responsibility

16.	As agreed, our role only covers the provision of consulting and information services, and the taking of decisions associated with this engagement and the results to be achieved following use of any of the services or the end-products provided by us is the responsibility of the Company and its institutions. We accept no responsibility, contractual or otherwise, resulting from the services or any of the end-products or advice provided – either toward the Company or toward others.

17.	Should you have any questions, please do not hesitate to contact us.

Yours sincerely,

[Signed]

PROF. MOSHE ZVIRAN LTD.

10A Dov Gruner Street, Tel Aviv 694498, Israel. Tel: +972-3-6418683, Fax: +972-3-6420002, Cell: +972-522-776611

e-mail: zviran@tau.ac.il

A-5

Appendix B

Comparative Study by Prof. Zviran - Approval of the Terms of Compensation of the Chairman of the
Board of Directors of the Company, Mr. Ehud Arnon

April 15, 2018

To the attention of:

The Members of the Compensation Committee and the Board of Directors

Gazit-Globe Ltd.

Dear Sirs,

Re. ANALYSIS OF CUSTOMARY COMPENSATION LEVELS
FOR THE POSITION OF CHAIRMAN OF THE BOARD OF DIRECTORS

1.	Pursuant to your request, and further to the studies performed for you in previous years, we have conducted an analysis of comparative data regarding customary remuneration levels for the position of Chairman of the Board of Directors as a basis for the approval of the compensation package for the incoming Chairman of the Board of Directors.

2.	As general background, Prof. Moshe Zviran Ltd. engages in the provision of consulting services and comparative data relating to executive compensation in Israel. The comparative data that serve as the basis for our studies draw on a purpose-built database that is the only one of its kind in Israel, which we ourselves developed, built and update. It relies on real data taken from remuneration surveys in different sectors, additional information received from companies themselves during the course of the considerable number of recent consulting studies we have conducted for the senior management of a range of companies, as well as real data from other sources. Our database, which constitutes the largest and most up-to-date benchmark in Israel, in conjunction with our unique expertise that is founded on academic knowledge, decades of experience, and hundreds of projects, enables us to offer our client organization research- and knowledge-based solutions based on local, sectoral or global data.

PROF. MOSHE ZVIRAN LTD.

10A Dov Gruner Street, Tel Aviv 694498, Israel. Tel: +972-3-6418683, Fax: +972-3-6420002, Cell: +972-522-776611

e-mail: zviran@tau.ac.il

B-1

Methodology

3.	In order to create a correct comparison group for the purpose in hand we have selected the main features of the Company, including the nature of its activity and its operating turnover. Based on said features, we have analyzed two samples:

●	Real estate companies sample comprising: Alony-Hetz, Alrov Real Estate, Ashtrom, BIG, Melisron, Azrieli and Shikun & Binui (the turnover of the companies in the sample amounted to NIS 2,170 million in 2017, as compared to a turnover of NIS 2,831 million in Gazit-Globe).

●	Extended sample comprising, in addition to the aforesaid real estate companies, companies such as: El Al, Elco, Oil Refineries, Delek, Paz Oil and Shufersal.

4.	It is important to note that in some of the companies the managerial position is held by the controlling shareholder, while in other companies the data sampled reflect compensation levels of managers who are employees. Thus, for instance, while in the sample of real estate companies, the clear majority (7 of the 8 chairmen) are controlling shareholders, the chairmen in all the companies that were added in the extended sample are not controlling shareholders, resulting in a 50% ratio in the extended sample.

5.	The compensation package for senior executives are usually based on the following components:

●	fixed base salary;

●	Vehicle and related grossing up: including the economic value of a company vehicle for the executive’s use plus the grossing up of the usage value of the vehicle, as well as other payments and gross ups, if any;

●	annual bonuses that link the remuneration of the officer to the achievement of the short term goals of the Company;

●	Equity compensation (options and shares) that link the remuneration of the officer to the achievement of the long term goals of the Company.

●	Ancillary benefits (which includes, inter alia, home phone, cellular phone, etc.)

Our work focuses on the first four components, without any reference to the ancillary benefits.

Analysis and Results

6.	From the corporate governance aspect, it is customary to analyze the remuneration of executives from an overall perspective rather than just focusing on a single compensation component. Accordingly, the analysis of the compensation-package data in the sample is based both on the salary components mentioned above and on the remuneration items in aggregate (in monthly values).

PROF. MOSHE ZVIRAN LTD.

10A Dov Gruner Street, Tel Aviv 694498, Israel. Tel: +972-3-6418683, Fax: +972-3-6420002, Cell: +972-522-776611

e-mail: zviran@tau.ac.il

B-2

7.	According to the latest data furnished to us, two different compensation packages are offered to the Chairman of the Board of Directors for 2018 and for the period commencing in May 2019 and thereafter. Accordingly, comparative analysis of the two packages is presented.

8.	The following tables detail the accepted monthly compensation levels in each of the two samples and the relative position of the compensation package that is offered to the incoming CEO in relation to the norm in the sample. The left-hand block of data shows the lower limit, the bottom quartile (the 25th percentile), the average, the top quartile (the 75th percentile) and the upper limit of the sample data. All the data relating to the seven tiers described in the table are presented in NIS (new Israeli shekels). The right-hand block of data details the data of the compensation being offered to the Company’s officer and his position relative to the sample data.

2018 through April 2019

9.	According to the latest data furnished to us, the compensation package that is offered to the Chairman of the Board of Directors in 2018 is based on the following components:

●	Management fees – management fees at the rate of 130% of the annual compensation payable to a director, i.e. U.S.$ 56,000*130% = NIS 254,800 a year (at an exchange rate of U.S.$ 1 = NIS 3.5).

●	Participation at meetings – compensation of U.S.$ 1,480 per meeting. According to the data provided by the Company, close to 30 meetings are held every year. Accordingly, the aggregate compensation for participation at meetings is NIS 155,400.

●	The compensation package does not include vehicle and grossing up, an annual bonus and equity compensation.

Comparative analysis against the sample of real estate companies

10.	The sample of real estate companies comprises: Alony-Hetz, Alrov Real Estate, Ashtrom, BIG, Melisron, Azrieli and Shikun & Binui.

PROF. MOSHE ZVIRAN LTD.

10A Dov Gruner Street, Tel Aviv 694498, Israel. Tel: +972-3-6418683, Fax: +972-3-6420002, Cell: +972-522-776611

e-mail: zviran@tau.ac.il

B-3

11.	The following table details the accepted monthly compensation levels in the sample of real estate companies and the relative position of the compensation package being offered to Mr. Ehud Arnon through April 2019 in relation to the norm in the sample:

	Sample Data					Gazit-Globe Data
Salary Tier	Low	25%	Average	75%	High	Salary	Relative Position
Annual management fees	1,636,360	1,869,250	2,314,500	2,693,500	3,128,000	410,200	At minimum
Vehicle and grossing-up	---	---	73,620	147,000	188,000	---	---
Full compensation	1,636,360	1,984,000	2,388,120	2,816,160	3,264,000	410,200	At minimum
Annual additions	---	---	1,159,750	1,557,500	4,200,000	---	---
Comprehensive annual compensation	1,986,000	2,089,590	3,547,870	4,373,660	6,178,000	410,200	At minimum
Equity compensation (annual)	---	---	---	---	270,000	---	---
Total annual compensation	1,986,000	2,089,590	3,547,870	4,373,660	6,178,000	410,200	At minimum

Comparative analysis against the extended sample

12.	The extended sample of companies includes, in addition to the aforesaid real estate companies, other major companies, such as: El Al, Elco, Oil Refineries, Delek, Paz Oil and Shufersal (14 companies in total). It is important to note that the chairmen in the additional companies are not controlling shareholders.

PROF. MOSHE ZVIRAN LTD.

10A Dov Gruner Street, Tel Aviv 694498, Israel. Tel: +972-3-6418683, Fax: +972-3-6420002, Cell: +972-522-776611

e-mail: zviran@tau.ac.il

B-4

13.	The following table details the accepted salary levels in the extended sample of companies and the relative position of the compensation package being offered to the Chairman of the Board of Directors through April 2019 in relation to the norm in the sample:

	Sample Data					Gazit-Globe Data
Salary Tier	Low	25%	Average	75%	High	Salary	Relative Position
Annual management fees	1,404,000	1,821,750	2,234,500	2,582,500	3,128,000	410,200	At minimum
Vehicle and grossing-up	---	---	70,650	134,250	188,000	---	---
Full compensation	1,579,200	1,980,000	2,305,150	2,582,500	3,264,000	410,200	At minimum
Annual additions	---	---	834,140	1,481,500	4,200,000	---	---
Comprehensive annual compensation	1,579,200	2,183,000	3,139,300	3,943,000	6,178,000	410,200	At minimum
Equity compensation (annual)	---	---	97,500	270,000	1,095,060	---	---
Total annual compensation	1,579,200	2,354,270	3,236,800	4,213,000	6,178,000	410,200	At minimum

May 2019 and thereafter

14.	According to the latest data furnished to us, the compensation package that is offered to the Chairman of the Board of Directors in 2018 is based on the following components:

●	Management fees – management fees at the rate of 130% of the annual compensation payable to a director, i.e. NIS 90,000*130% = NIS 117,000 a year (at an exchange rate of U.S.$ 1 = NIS 3.5).

●	Participation at meetings – compensation of NIS 3,300 per meeting. According to the data provided by the Company, close to 30 meetings are held every year. Accordingly, the aggregate compensation for participation at meetings is NIS 99,000.

●	Equity compensation – annual allocation of 1,500 restricted share units. The value of the allocation (according to the present quoted price of the share) is NIS 51,000.

●	The compensation package does not include vehicle and grossing up and an annual bonus.

PROF. MOSHE ZVIRAN LTD.

10A Dov Gruner Street, Tel Aviv 694498, Israel. Tel: +972-3-6418683, Fax: +972-3-6420002, Cell: +972-522-776611

e-mail: zviran@tau.ac.il

B-5

Comparative analysis against the sample of real estate companies

15.	The following table details the accepted monthly compensation levels in the sample of real estate companies and the relative position of the compensation package being offered to the Chairman of the Board of Directors commencing in May 2019 and thereafter in relation to the norm in the sample:

	Sample Data					Gazit-Globe Data
Salary Tier	Low	25%	Average	75%	High	Salary	Relative Position
Annual management fees	1,636,360	1,869,250	2,314,500	2,693,500	3,128,000	216,000	At minimum
Vehicle and grossing-up	---	---	73,620	147,000	188,000	---	---
Full compensation	1,636,360	1,984,000	2,388,120	2,816,160	3,264,000	216,000	At minimum
Annual additions	---	---	1,159,750	1,557,500	4,200,000	---	---
Comprehensive annual compensation	1,986,000	2,089,590	3,547,870	4,373,660	6,178,000	216,000	At minimum
Equity compensation (annual)	---	---	---	---	270,000	51,000	---
Total annual compensation	1,986,000	2,271,270	3,547,870	4,373,660	6,178,000	267,000	At minimum

Comparative analysis against the extended sample

16.	The following table details the accepted salary levels in the extended sample of companies and the relative position of the compensation package being offered to the Chairman of the Board of Directors commencing in May 2019 and thereafter in relation to the norm in the sample:

	Sample Data					Gazit-Globe Data
Salary Tier	Low	25%	Average	75%	High	Salary	Relative Position
Annual management fees	1,404,000	1,821,750	2,234,500	2,582,500	3,128,000	216,000	At minimum
Vehicle and grossing-up	---	---	70,650	134,250	188,000	---	---
Full compensation	1,579,200	1,980,000	2,305,150	2,582,500	3,264,000	216,000	At minimum
Annual additions	---	---	834,140	1,481,500	4,200,000	---	---
Comprehensive annual compensation	1,579,200	2,183,000	3,139,300	3,943,000	6,178,000	216,000	At minimum
Equity compensation (annual)	---	---	97,500	270,000	1,095,060	51,000	---
Total annual compensation	1,579,200	2,354,270	3,236,800	4,213,000	6,178,000	267,000	At minimum

PROF. MOSHE ZVIRAN LTD.

10A Dov Gruner Street, Tel Aviv 694498, Israel. Tel: +972-3-6418683, Fax: +972-3-6420002, Cell: +972-522-776611

e-mail: zviran@tau.ac.il

B-6

General comments

17.	In order to test the robustness of the sample and the sensitivity analysis of the data, the outlier values at both ends (i.e., the highest and lowest values at each end) were eliminated in each sample. The results of analysis of the standardized samples reveal that the samples are relatively stable and are not subject to major variations as a result of a specific datum.

18.	It is important to stress that the selection of the companies for the sample does not take into account the complexity of the position at any of the companies nor the financial results and profitability of the companies against which the comparison was made.

Secrecy and limitation of responsibility

19.	As agreed, our role only covers the provision of consulting and information services, and the taking of decisions associated with this engagement and the results to be achieved following use of any of the services or the end-products provided by us is the responsibility of the Company and its institutions. We accept no responsibility, contractual or otherwise, resulting from the services or any of the end-products or advice provided – either toward the Company or toward others.

20.	Should you have any questions, please do not hesitate to contact us.

Yours sincerely,

[Signed]

PROF. MOSHE ZVIRAN LTD.

10A Dov Gruner Street, Tel Aviv 694498, Israel. Tel: +972-3-6418683, Fax: +972-3-6420002, Cell: +972-522-776611

e-mail: zviran@tau.ac.il

B-7